APACHE CORPORATION

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 7056-4400

713-296-6000

August 16, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brad Skinner,

Senior Assistant Chief Accountant

Re:	Apache Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-04300

Ladies and Gentlemen:

Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to the comments received from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, File No. 1-4300 (the “Form 10-K”), filed with the Commission on March 1, 2013.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2012

Business and Properties, page 1

Gross and Net Undeveloped and Developed Acreage, page 14

1.	We note that approximately 50% of your undeveloped acreage is due to expire by December 31, 2015. Expand your disclosure here or elsewhere in your filing to explain the impact if you are unable to extend the terms of expiring acreage. Additionally, tell us and disclose the quantities of any proved undeveloped reserves attributable to the expiring acreage.

Response:

We acknowledge the Staff’s comment with regard to the percentage of our undeveloped acreage due to expire by December 31, 2015 if we do not establish production or extend the terms. As disclosed on page 14 of our 2012 Form 10-K, we are working to continue the terms of many of the associated leases, licenses and concession areas through operational or administrative actions, but cannot assure that such extensions can be achieved on an economic basis or otherwise on terms agreeable to both the Company and third-parties including governmental agencies. As of December 31, 2012 we had no material proved undeveloped reserves associated with the acreage.

Approximately, two-thirds of the acreage is located in Egypt and Argentina. We have no proved undeveloped reserves associated with the above acreage expirations in Egypt or Argentina. We included the following supplemental disclosures regarding such acreage on page 30 and page 35, respectively, of our most recently filed Form 10-Q for the period ended June 30, 2013:

“As of December 31, 2012, Apache had 2,995,771 net undeveloped acres in Egypt set to expire by year-end 2013, and 285,325 and 954,553 net undeveloped acres set to expire in 2014 and 2015, respectively. During the first six months of 2013, the Egyptian General Petroleum Corporation (EGPC) has granted six-month extensions for each of our concessions expiring during this year. We continue to seek longer term extensions but cannot assure that such extensions can be achieved on an economic basis or otherwise on terms agreeable to both the Company and EGPC. There are currently no reserves recorded on this undeveloped acreage and Apache will not make future investments in these areas unless the present concessions are extended.”

“The Company had 949,589 net undeveloped acres in Argentina on concessions set to expire by year-end 2013, and 122,141 and 515,508 net undeveloped acres set to expire in 2014 and 2015, respectively. Although there are no reserves recorded on this undeveloped acreage, future investment by Apache in these areas will be significantly influenced by the ability to extend present concessions.”

The balance of the undeveloped acreage expiring by December 31, 2015 was located in Australia, Canada, and the United States. We have no proved undeveloped reserves associated with the above acreage expirations in Australia. In Canada, we have 8.0 MMBOE of proved undeveloped reserves associated with acreage identified as expiring by December 31, 2015. In the United States, we have 32.7 MMBOE of proved undeveloped reserves associated with acreage identified as expiring before 2016. In all North America cases, we believe ongoing operations and drilling schedules are sufficient to hold all acreage associated with booked reserves.

Proved Undeveloped Reserves, page 16

2.	We note your statement, “Other than our Julimar/Brunello development project, which is tied to the construction schedule on the Wheatstone LNG project, with projected first production in 2016, we had no material amounts of PUD reserves that have remained undeveloped for five years or more after they were initially disclosed as PUD reserves and no material amounts of PUD reserves which are scheduled to be developed beyond five years from December 31, 2012.” Please note that Rule 4-10(a)31(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please identify for us any locations, other than the Julimar/Brunello project, scheduled for development beyond five years from initial booking and quantify the PUDs attributed to them.

Response:

The response to this comment will be provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Capital Resources and Liquidity, page 54

3.	We note that capital expenditures excluding acquisitions in 2012 were higher than corresponding amounts for 2011 and 2010. Expand your MD&A to explain the reasons for these increases. Additionally, to the extent that there are known trends with respect to these expenditures that have had or you reasonably expect will have a material impact on liquidity or capital resources, discuss whether and the extent to which these trends will continue and the impact if they do. See Item 303 of Regulation S-K. Note that this applies to corresponding amounts in your Form 10-Q for the period ended March 31, 2013.

Response:

Capital expenditures excluding acquisitions in 2012 were higher than corresponding amounts for 2011 and 2010 primarily as a result of higher exploration and development activity levels and $1 billion invested in 2012 for new acreage positions in the U.S. We believe the discussion provided on pages 57 and 58 following the capital expenditures table in the Capital Expenditures subsection of the Capital Resources and Liquidity section of MD&A in our Form 10-K (excerpt provided below) explains the material reasons for the increase.

“Exploration and Development Worldwide E&D expenditures for 2012 totaled $9 billion, or 43 percent above 2011. E&D spending in North America, which totaled 64 percent of worldwide E&D spending, was up 60 percent from the prior year on increased activity in every U.S. region. Expenditures in the U.S. reflect increased drilling activity in the Permian region, particularly in the Deadwood area, and in our Central region where our active horizontal drilling program in the Granite Wash and Cherokee plays continued to expand. U.S. expenditures also reflect an increase in leasehold acquisition efforts where we have spent over $1 billion to gain new acreage positions in several prospects, including the Mississippian Lime play in Kansas and Nebraska, the Williston Basin play in Montana and multiple offshore blocks in the GOM Deepwater and Shelf regions. E&D spending in Canada decreased 28 percent from the prior year period as our drilling program has been re-focused to oil and liquids-rich gas plays given current North American gas prices.

E&D expenditures outside of North America increased 19 percent over 2011. Australia spending rose $297 million from increased exploration and development drilling, and Egypt was $178 million higher than the prior year on continued drilling activity across all major basins. E&D spending in the North Sea was up $63 million on Beryl field development activity, following the field’s acquisition at the end of 2011.”

The Drilling Statistics section on page 13 of our Form 10-K also provides additional detailed information on activity levels including the total number of net wells drilled (1,150.3 in 2012, 866.1in 2011 and 733.5 in 2010) and by geographic area for each of the periods.

We are not currently aware of any additional factors or current trends with respect to these expenditures that we have had or we reasonably expect will have a material impact on our capital resources and liquidity. The majority of our capital spending is discretionary and our activity levels, thus our capital expenditures, are routinely reassessed and adjusted as noted on page 57 of our Form 10-K (excerpt below).

“We routinely adjust our capital budget on a quarterly basis in response to changing market conditions and operating cash flow forecasts.”

As such, we respectfully submit that our disclosures include all material reasons for the increase in capital expenditures excluding acquisitions and any known trends with respect to these expenditures that we have had or we reasonably expect will have a material impact on our liquidity and capital expenditures.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-9

Note 14, Supplemental Oil and Gas Disclosures, Page F-56

Future Net Cash Flows, F-62

4.	Disclosure of page F-63 of your filing indicates that your standardized measure of discounted future net cash flows as of December 31, 2012 was $34,553 million. This amount appears to be less than the net carrying value of your oil and gas properties, as reported on your consolidated balance sheet as of December 31, 2012. Send us a summary, by cost center, of your ceiling test calculations as of December 31, 2012. Where applicable, reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

Response:

Please refer to the table below for a summary, by cost center, of our ceiling test calculation as of December 31, 2012.

	U.S.	Canada	Egypt	Australia	North Sea	Argentina	Total
	(in millions)
Cost center ceiling	$25,017	$5,745	$6,661	$4,159	$2,409	$1,524	$45,515
Capitalized costs, less DD&A and related deferred income taxes	23,156	5,637	3,377	3,611	2,199	1,506	39,486

Excess of limitation on capitalized costs	$1,861	$108	$3,284	$548	$210	$18

We acknowledge the Staff’s comment and note the following key reconciling items when comparing Apache’s standardized measure of discounted future net cash flows of $34.6 billion as disclosed on page F-63 of our filing to the $45.5 billion cost center ceiling used in the ceiling test calculation (limitation on capitalized costs):

a.	As of December 31, 2012, $8.7 billion of unproved property costs are a component of our net carrying value of oil and gas properties and have been added back to the present value of estimated future net revenues for purposes of calculating the cost center ceiling in accordance with Rule 4-10 (c)(4)(i)(B).

b.	In accordance with Staff Accounting Bulletin (SAB) Topic 12 (D)(4)(a), and as disclosed under the heading of “Property and Equipment – Oil and Gas Property” on page F-11 of our 2012 Form 10-K, future cash outflows associated with settling accrued Asset Retirement Obligations are excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling calculation. Discounted Asset Retirement Obligations increased Apache’s calculation of the cost center ceiling by approximately $2.3 billion.

c.	Other reconciling items in the cost center ceiling calculation include minor adjustments for Apache’s derivative contracts accounted for as cash flow hedges as required by SAB Topic 12 (D)(3)(b).

We also note the following key reconciling item when comparing Apache’s net carrying value of oil and gas properties of $48.2 billion disclosed on page F-59 of our filing to the capitalized cost value of $39.5 billion used in our full cost ceiling calculation:

a.	In accordance with Rule 4-10 (c)(4)(i) of Regulation S-X, and as disclosed under the heading of “Property and Equipment – Oil and Gas Property” on page F-11 of our 2012 Form 10-K, the Company’s net book value of proved oil and gas properties is reduced by applicable deferred taxes when performing the ceiling test calculation. This represents the entire difference.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to Rebecca Hoyt, Apache Vice President, Chief Accounting Officer and Controller, at (713) 296-6800.

Sincerely,

APACHE CORPORATION

By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Vice President, Chief Accounting Officer and Controller

cc:	John Clutterbuck (By Email) Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

JohnClutterbuck@andrewskurth.com